SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Mayor’s Jewelers, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

578462103

(CUSIP Number)

Sabine Bruckert, Esq.
Vice President, General Counsel and Corporate Secretary
Henry Birks & Sons Inc.
1240 Square Phillips
Montreal, Quebec, Canada, H3B 3H4
Telephone: (514) 397-2511
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- With a copy to -

Brice T. Voran, Esq.
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario M5L 1E8
Telephone (416) 360-8484

November 6, 2003

(Date of Event which Requires Filing of this Statement)

☐ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 578462103		Page 2 of 12 Pages

(1)	Name of Reporting Person HENRY BIRKS & SONS INC.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of Funds AF, OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: CANADA

Number of Shares Beneficially Owned By Each Reporting Person With
	(7)	Sole Voting Power

	(8)	Shared Voting Power 67,519,664

	(9)	Sole Dispositive Power

	(10)	Shared Dispositive Power 67,519,664

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 67,519,664

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 77.5%

(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 578462103		Page 3 of 12 Pages

(1)	Name of Reporting Person HENRY BIRKS & SONS HOLDINGS INC.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of Funds AF, OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: CANADA

Number of Shares Beneficially Owned By Each Reporting Person With
	(7)	Sole Voting Power

	(8)	Shared Voting Power 67,519,664

	(9)	Sole Dispositive Power

	(10)	Shared Dispositive Power 67,519,664

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 67,519,664

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 77.5%

(14)	Type of Reporting Person (See Instructions) HC

CUSIP No. 578462103		Page 4 of 12 Pages

(1)	Name of Reporting Person REGALUXE INVESTMENTS Sarl

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of Funds OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned By Each Reporting Person With
	(7)	Sole Voting Power

	(8)	Shared Voting Power 67,519,664

	(9)	Sole Dispositive Power

	(10)	Shared Dispositive Power 67,519,664

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 67,519,664

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 77.5%

(14)	Type of Reporting Person (See Instructions) CO

CUSIP No. 578462103		Page 5 of 12 Pages

(1)	Name of Reporting Person Dr. Lorenzo Rossi de Montelera

(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of Funds: AF - OO

(5)	Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization ITALIAN

Number of Shares Beneficially Owned By Each Reporting Person With
	(7)	Sole Voting Power

	(8)	Shared Voting Power 67,519,664

	(9)	Sole Dispositive Power

	(10)	Shared Dispositive Power 67,519,664

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 67,519,664

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 77.5%

(14)	Type of Reporting Person (See Instructions) IN

     This Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 9, 2002, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on February 25, 2003, (the “Schedule 13D”) by Henry Birks & Sons Inc. (“Birks”), Henry Birks & Sons Holdings Inc. (“Holdings”), Regaluxe Investment Sarl (“Regaluxe”) and Dr. Lorenzo Rossi di Montelera with respect to the common stock, $0.0001 par value (the “Shares”) of Mayor’s Jewelers, Inc., a Delaware corporation (“Mayor’s”). Pursuant to an Investment Agreement (the “Investment Agreement”), dated as of July 31, 2002, between Mayor’s and Birks, on August 20, 2002, for aggregate consideration of $15,050,000, Birks purchased from Mayor’s and Mayor’s issued to Birks: (i) 15,050 shares of Series A Convertible Preferred Stock of Mayor’s, convertible into 50,166,667 Shares (the “Preferred Stock”); (ii) Warrants exercisable for 12,424,596 Shares at an exercise price of $0.30 per Share; (iii) Warrants exercisable for 12,424,596 Shares at an exercise price of $0.35 per Share; and (iv) Warrants exercisable for 12,424,595 Shares at an exercise price of $0.40 per Share, issued under certain warrant agreements dated August 20, 2002 (the “Warrant Agreements”). Pursuant to assignment agreements dated as of January 31, 2003, Birks assigned 4,750,000 Warrants, subject to certain vesting periods, such that Birks held shared dispositive power over 32,523,787 Warrants. This Amendment No. 2 relates to Birks acquiring 17,352,997 Shares by means of a cashless exercise of 17,352,997 Warrants by which Birks surrendered 15,170,790 Warrants to Mayor’s as consideration for the exercise price.

     The following amendment to items 3, 4, 5 and 7 of the Schedule 13 D are hereby made.

Item 3. Source and Amount of Funds or Other Consideration

     On November 6, 2003, Birks exercised 17,352,997 Warrants to acquire 17,352,997 Shares. Pursuant to the Warrant Agreements, Birks paid the exercise price by surrendering 15,170,790 Warrants.

Item 4. Purpose of Transaction

     The purpose of the transaction was to exercise the Warrants on a cashless basis.

     The Reporting Persons have the following plans and proposals:

     (a)  The Reporting Persons currently do not intend to acquire additional Shares of Mayor’s nor to dispose of Shares of Mayor’s, but may formulate plans to do so in the future. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in Mayor’s, including the price and availability of the Shares, subsequent developments affecting Mayor’s business, other investment and business opportunities available to the Reporting Persons and general stock market and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional Shares or may decide in the future to sell all or part of their investment in Mayor’s;

     (b) The Reporting Persons have no plans or proposals to cause Mayor’s to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of Mayor’s or any of its subsidiaries;

     (c)  The Reporting Persons have no plans or proposals to cause Mayor’s or any of its subsidiaries to sell or transfer a material amount of assets;

     (d)  The completion of the transactions contemplated by the Investment Agreement resulted in the issuance of a new class of stock, the Preferred Stock, which is entitled vote as a class to elect a percentage of the members of the board of directors of Mayor’s equal to the percentage of the outstanding Shares that would be represented by the Preferred Stock if converted. As the beneficial owners of all of the Preferred Stock, Birks is entitled to elect a majority of the members of the board of directors of Mayor’s. Following completion of the Investment Agreement, seven members of the board of directors of Mayor’s resigned and each was replaced by a person nominated by Birks. In addition, upon completion of the Investment Agreement, persons named by Birks were appointed to senior management positions of Mayor’s including the (i) President and Chief Executive Officer, (ii) Senior Vice President and Chief Operating Officer and (iii) Group Vice President, Strategy and Business Integration;

     (e)  The Reporting Persons have no plans to make any material changes in the present capitalization or dividend policy of Mayor’s;

     (f)  The Reporting Persons have no plans or proposals to cause Mayor’s to make any other material change in its business or corporate structure;

     (g)  Other than an amendment to Mayor’s certificate of incorporation to increase the number of authorized Shares, the Reporting Persons have no plans or proposals to cause Mayor’s to change its certificate of incorporation or bylaws or to take other actions which may impede the acquisition of control of Mayor’s by any person;

     (h)  The Reporting Persons have no plans or proposals to cause the Shares to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system; The Reporting Persons understand that the American Stock Exchange may require a shareholder vote prior to the issuance of Shares underlying the Securities . However, the right to convert the Securities is not conditional upon shareholder approval and the Reporting Persons reserve the right to convert the Preferred Securities and exercise the Warrants without shareholder approval which may result in a delisting of the Shares.

     (i)  The Reporting Persons have no plans or proposals to cause the Shares to become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; and

     (j)  The Reporting Persons have no plans or proposals to take any actions similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

     (a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. Of the 67,519,664 Shares beneficially owned by the Reporting Persons, 50,166,667 Shares are issuable upon conversion of Preferred Stock and 17,352,997 of Shares.

     (b)  The numbers of Securities as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

     (c)  Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, or C, as the case may be, beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

     (d)  No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than each of the Reporting Persons.

     (e)  Not applicable.

Item 7. Material to be filed as Exhibits

Exhibit 1	Joint Filing Agreement dated as of November 28, 2003 among Birks, Holdings, Regaluxe and Dr. Rossi.

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2003

HENRY BIRKS & SONS INC.

By: /s/ Sabine Bruckert

Name: Sabine Bruckert
Title: Vice President, General Counsel and Corporate Secretary

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2003

HENRY BIRKS & SONS HOLDINGS INC.

By: /s/ Gerald Berclaz

Name: Gerald Berclaz
Title: Corporate Secretary

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2003

REGALUXE INVESTMENT Sarl

By: /s/ Filippo Recami

Name: Filippo Recami
Title: Chief Executive Officer and Managing Director

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2003

DR. LORENZO ROSSI DI MONTELERA

/s/ Dr. Lorenzo Rossi Di Montelera

Annex Index

Annex	Description

A	Directors and Executive Officers of Henry Birks & Sons Inc.
B	Directors and Executive Officers of Henry Birks & Sons Holdings Inc.
C	Directors and Executive Officers of Regaluxe Investment Sarl.

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF

HENRY BIRKS & SONS INC.

     The following table sets forth certain information with respect to the directors and executive officers of Henry Birks & Sons Inc.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Dr. Lorenzo Rossi di Montelera	Businessman Regaluxe Investment Sarl 25 A boulevard Royal 2449 Luxembourg	Italian
Thomas A. Andruskevich	President and Chief Executive Officer, Henry Birks & Sons Inc., 1240 Square Phillips, Montreal, Quebec, Canada, H3B 3H4	American
Shirley A. Dawe	Consultant, President Shirley Dawe Associates Inc. 119 Crescent Road, Toronto Ontario, Canada, M4W 1T8	Canadian
Rosamond Ivey	Consultant JRS Groups 30 St. Clair Street West, Suite 1200 Toronto, Ontario, M4V 3A1	Canadian
Margherita Oberti	Professor, Corpus Christi College 5935 Iona Drive, Vancouver, B.C., V6T 1J7, Canada	Canadian
Peter O’Brien	Lawyer, Stikeman, Elliott 1155, Blvd. Rene-Levesque W. Montreal, Quebec H3B 3V2 Canada	Canadian
Filippo Recami	Chief Executive Officer and Managing Director Regaluxe Investment Sarl 25 A boulevard Royal 2449 Luxembourg	Italian

ANNEX B

DIRECTORS AND EXECUTIVE OFFICERS OF

HENRY BIRKS & SONS HOLDINGS INC.

     The following table sets forth certain information with respect to the directors and executive officers of Henry Birks & Sons Holdings Inc.

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Dr. Lorenzo Rossi di Montelera	Businessman Regaluxe Investment Sarl. 25 A boulevard Royal 2449 Luxembourg	Italian
Mr. Gerald Berclaz	Businessman 14, rue Toepffer CH-1206 Geneva, Switzerland	Swiss
Mrs. Margherita Oberti	Professor, Corpus Christi College 5935 Iona Drive, Vancouver, B.C., V6T 1J7 Canada	Canadian

ANNEX C

DIRECTORS AND EXECUTIVE OFFICERS OF

REGALUXE INVESTMENT Sarl

     The following table sets forth certain information with respect to the directors and executive officers of Regaluxe Investments Sarl

Name	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or other Organization in which such employment is conducted	Citizenship

Davide Barberis-Canonico	Businessman Manifatture di Ponzone Via Provinciale 319 Ponzone (Biella) I-13835 Italia	Italian
Gerald Berclaz	Director Gestofi S.A. 14, rue Toepffer CH-1206, Geneva, Switzerland	Swiss
Filippo Recami	Chief Executive Officer and Managing Director Regaluxe Investment Sarl 25 A boulevard Royal 2449 Luxembourg	Italian
Lorenzo Rossi di Montelera	Businessman Regaluxe Investment Sarl 25 A boulevard Royal 2449 Luxembourg	Italian
Carlo Schlesser	President Partner SGG Arthur Andersen 23 avenue Monterey, 1086 Luxembourg	Luxembourg
Jean-Paul Reiland	Manager SGG Arthur Andersen 23 avenue Monterey, 1086 Luxembourg	Luxembourg

Exhibit Index

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement dated as of November 28, 2003 among Birks, Holdings, Regaluxe and Dr. Rossi.